

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

<u>Via Email</u>
Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

> **Re:** **SL Green Realty Corp.**
> **Form 10-K**
> **Filed February 27, 2013**
> **File No. 001-13199**
>
> **SL Green Operating Partnership, LP**
> **Form 10-K**
> **Filed March 4, 2013**
> **File No. 333-167793-02**

Dear Mr. Mead:

We have reviewed your response letter dated March 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>SL Green Realty Corp Form 10-K</u>

<u>General</u>

1.   We note your response to comment 1 of our comment letter dated March 21, 2013. We will continue to monitor for your response to this comment.

2.   We note your response to comment 2 of our comment letter dated March 21, 2013. In future periodic reports, to the extent your portfolio of properties listed in the development category is material, please also disclose the anticipated completion dates, the budgeted

costs, the costs incurred to date and the development costs incurred per square foot for any significant redevelopment and repositioning projects in addition to your ground-up development projects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief